Exhibit 99.1

Evogene Subsidiary and SLC Agricola Sign Collaboration
Agreement for Commercial Production of Castor Bean in Brazil

- Sales of castor bean grain under the collaboration are expected in 2016 -

Rehovot, Israel and Porto Alegre, Brazil - March 25, 2014 - Evogene Ltd. (NYSE, TASE: EVGN), a leading plant genomics company specializing in enhancing crop productivity for the food, feed and biofuel industries,  and SLC Agricola S.A. (Bovespa: SLCE3; ADR’s: SLCJY; Bloomberg: SLCE3:BZ; Reuters: SLCE3.SA), one of Brazil’s largest landowners and agriculture businesses, announced today the signing of a collaboration agreement between SLC and  Evofuel Ltd., Evogene’s wholly-owned subsidiary, for the commercial production of Evofuel developed castor bean varieties in Brazil, expected to take place during 2016. Evofuel focuses on the development of high yielding castor bean seeds as a second-generation feedstock for the growing biofuel and other industrial markets.

Under the terms of the agreement, Evofuel will provide SLC with seeds of its proprietary castor bean varieties and SLC will be responsible for growing the crop on its farms in northeast Brazil. The resulting castor bean grain will be sold to local oil producers to address the industry need for castor oil.  The agreement provides for the allocation between SLC and Evofuel of revenues from sales of castor bean grain.

Commercial sales of castor bean grain under the agreement are expected to take place during 2016, prior to which the two companies will cooperate on scale up and pre-commercial activities for grain production, as well as development of best practices for agronomic management of castor bean in SLC’s commercial production units.

Aurélio Pavinato, CEO of SLC Agrícola stated, “The successful implementation and adoption of castor bean as a second crop solution opens up new opportunities for crop rotation in areas, such as northeast region of Brazil, allowing SLC the potential to diversify our crops and improve the resulting farm economics. In addition, having a commercially viable solution for large scale production of castor bean provides SLC with the opportunity to tap into the castor oil market, providing local crushers with a more consistent supply of grain for this high-priced and multi-use oil.”

Assaf Oron, General Manager of Evofuel stated, “This agreement is a significant step forward in our three year relationship with SLC, and furthermore importantly represents for Evofuel our first commercial arrangement for sale of Evofuel developed seed from our overall castor bean enhancement development efforts.”

Ofer Haviv, CEO and President of Evogene added, “We are proud that SLC, with its high-end agricultural production expertise, has chosen to adopt Evofuel’s castor bean seed on a commercial scale, and we believe this relationship provides a strong basis for the market development of castor bean as a sustainable and economically viable feedstock solution for the immediate market of lubricants and biopolymers, and as production capacity increases, for addressing the broader biofuel market.”

The recently signed collaboration agreement follows three years of successful field trials. These trials demonstrated the suitability and economic benefits of growing Evofuel developed castor bean varieties during the drier season on a rotation basis with soybean for production of oil feedstock for biofuels and other industrial uses.

About SLC Agricola SA.
SLC Agricola is one of the largest land owners and agricultural producers in Brazil, being also the first in its sector (grains and cotton) to list its shares in a stock exchange. It focuses on the production of cotton, soybean and corn, and also on the acquisition and development of farmland in the country for future sale. The company currently operates 16 production units, in six different states, totaling 340 thousand hectares of planted area at the 2013/14 crop year. The company’s business model is based on a large-scale, modern production system, with standardized production units, thoroughly up-to-date technology and rigorous cost controls, underpinned by social and environmental responsibility.

About Evogene Ltd.
Evogene (NYSE, TASE: EVGN) is a plant genomics company, utilizing a proprietary integrated technology infrastructure to enhance seed traits underlying crop productivity. Evogene offers a complete solution for crop productivity improvement through biotechnology and advanced breeding using a unique technology infrastructure that is based on a deep scientific understanding of plant genomics and proprietary computational capabilities. The company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease), in key crops as corn, soybean, wheat and rice. In addition, Evogene has early stage operations in agriculture chemicals and seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com

About Evofuel Ltd.
Evofuel is engaged in the development and commercialization of high yielding castor bean seeds as a cost competitive, sustainable, second-generation feedstock for the growing biofuel market. It has built its castor genetic assets based on a broad collection of over 300 castor lines from over 40 different geographic and climatic regions. As part of its development process, Evofuel applies advanced breeding methods utilizing cutting-edge plant genomics capabilities together with agro-technique expertise to enable efficient and sustainable large scale production of castor bean. Initially established in 2007 as a division within Evogene, Evofuel was spun out as a wholly owned subsidiary in 2012. For more information, please visit www.evo-fuel.com

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may",  “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor, Evogene
Director, Public and Investor Relations
T: +###-##-#### 039
karen.mazor@evogene.com

Ivo Marcon Brum, SLC
CFO  & Investor Relations Officer
Tel: +55 (51) 3230.7794
ivo.brum@slcagricola.com.br